UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-38764

Aptorum Group Limited

17 Hanover Square, London, W1S 1BN

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Amended Share Option Plan

Aptorum Group Limited (“Aptorum” or the “Company”) adopted the amended 2017 Share Option Plan (the “Amended Share Option Plan”), as approved and authorized by the board of directors of the Company, effective November 5, 2021.

The Amended Share Option Plan includes a share award scheme and there is no change to the maximum number of shares reserved for issue, which amends and restates the previously adopted Share Option Plan dated October 13, 2017 (the “Original Plan”) of the Company in its entirety and assumes all awards granted under the Original Plan.

Related Party Loan Agreement with Talem Medical Group Limited

On November 17, 2021, Aptorum Therapeutics Limited (the “Lender”), a wholly-owned subsidiary of the Company, entered into a loan agreement (the “Loan Agreement”) with Talem Medical Group Limited (“Talem” or the “Borrower”). According to the Loan Agreement, the Lender will grant a loan of up to AUD4,700,000 for the Borrower for general working capital purposes of the Borrower and its subsidiaries. The loan is interest-bearing and secured by the entire issued shares of Talem Medical Group (Australia) Pty Limited held by the Borrower. We consider this loan to be a related party transaction as certain insiders, including Ian Huen, our Chief Executive Officer, Executive Director and Director of the Lender; Dr. Clark Cheng, our Chief Medical Officer, Executive Director and Director of the Lender; Darren Lui, our President, Executive Director and Director of the Lender; Professor Justin Wu, our Independent Non-Executive Director; and Dr. Thomas Lee, our Head of Research and Development and Director of the Lender have direct and indirect minority interests in the Borrower. The Loan Agreement was reviewed and approved by the Company’s audit committee prior to being submitted to the Company’s full Board of Directors for approval.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2021

Aptorum Group Limited

By:	/s/Sabrina Khan
Sabrina Khan
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	2017 Amended Share Option Plan
99.2	Loan Agreement between Aptorum Therapeutics Limited and Talem Medical Group Limited (portions of the exhibit have been omitted because they (i) are not material and (ii) would likely cause competitive harm to the Company if publicly disclosed.)
99.3	Specific Security Deed between Aptorum Therapeutics Limited and Talem Medical Group Limited

3